Exhibit 99.1

CENTOGENE Announces Departure of Dirk Ehlers From Executive Board

Cambridge, MA, USA & Rostock/Berlin, Germany, March 9, 2020 – CENTOGENE (Nasdaq: CNTG) ─ The Company today announced that Dr. Dirk H. Ehlers, COO and President of its Clinical Diagnostics Division, has decided to step down from his role after the Annual General Meeting in June 2020 and leave the Company for personal reasons. He has been part of the Executive Management Board for the past two years and helped to lead the Company through a period of strong growth and the public listing of its shares on NASDAQ in November 2019.

Prof. Dr. Arndt Rolfs, CEO of the Company, stated, “We want to thank Dirk for his significant contributions to CENTOGENE and wish him well.” His successor will be announced in due course.

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About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge, including epidemiological and clinical data and innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with approximately 2.1 billion weighted data points from approximately 500,000 patients representing over 120 different countries as of December 31, 2019, or an average of approximately 600 data points per patient.

The Company’s platform includes epidemiologic, phenotypic and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of December 31, 2019, the Company collaborated with over 35 pharmaceutical partners for over 40 different rare diseases.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

press@centogene.com

FTI Consulting

Bridie Lawlor

+1.917.929.5684

bridie.lawlor@fticonsulting.com